Exhibit 12(a)(4)
PROXY VOTING POLICIES AND PROCEDURES

For the avoidance of doubt, for the purposes of the application of Martin Currie’s Policies and Procedures, including this Policy, any reference to ‘employee’ includes any contract staff (including Secondees under our Joint Venture relationship) and employees of other companies within our group including MC China Ltd and Heartland Capital Investment Consulting Company (Shanghai) Limited (the “Employees”).
REQUIREMENT
As a registered investment adviser, Martin Currie, Inc. (“Martin Currie”, “the Firm”, “we” or “us”) has adopted these policies and procedures, which are intended to ensure that we exercise voting rights in the best interests of our clients (“Clients”).
We believe that good governance of the companies in which we invest is an essential part of creating shareholder value and investment performance for our clients. As part of our investment process, we take into account the attitudes of management and boards of directors on corporate governance issues when deciding whether to invest in a company. A fundamental ethical principle of Martin Currie is to pay due regard to the interests of its Clients; in this context, we recognize that we must exercise voting rights in the best interests of our clients.
Martin Currie is a global investment manager and invests significantly in emerging markets. It should be noted that protection for shareholders may vary significantly from jurisdiction to jurisdiction, and in some cases may be substantially less than in the UK, the US or other developed countries.
This statement is intended to comply with Rule 206(4)-6 under the Investment Advisers Act of 1940. It sets forth the policy and procedures of the Firm for voting proxies for our Clients, including investment companies registered under the Investment Company Act of 1940, as amended, except where such Clients require different standards to the voting of proxies to be applied on their behalf.
PROXY VOTING POLICY
Our proxy voting is carried out by ISS, an independent third party who votes on the basis of their research and according to ISS/NAPF guidelines agreed with Martin Currie. (“NAPF” stands for National Association of Pension Funds). These guidelines are reviewed by Martin Currie at least annually to ensure they continue to be an appropriate basis for our proxy voting.
It is the general policy of these guidelines to support the management of the companies in which Martin Currie invests. However, Martin Currie reserves the right to depart from these guidelines to protect our Clients’ best interests. Where we wish to vote contrary to the guidelines, we instruct ISS to do so and retain evidence to explain why.
Elections of Directors
In many instances, election of directors is a routine voting issue. Unless there is a contest for seats on the board or we determine that there are other compelling reasons for withholding votes for directors, we will typically vote in favour of the management proposed slate of directors. Reasons for not voting in favour may include:
è	the election of insiders or affiliated outsiders would cause the board not to be deemed independent;

è	Directors have adopted a ‘poison pill’ without shareholder approval since the company’s last annual meeting and there is no requirement to put the pill to shareholder vote within 12 months of its adoption;

è	Directors have failed to address the issue(s) that resulted in any of the directors receiving fewer than 50% of votes out of those cast at the previous board election; and
è	where directors have failed to act on key issues, such as failure to submit a rights plan to a shareholder vote, failure to act on tender offers where a majority of shareholders have tendered their shares or failure to respond to shareholder actions that have received significant shareholder support.
Note that the preceding list is not exhaustive.

Appointment of Auditors
The selection of an independent accountant to audit a company’s financial statements is generally a routine business matter. Martin Currie believes that management remains in the best position to choose the accounting firm and will generally support management’s recommendation. In some circumstances, there would be exceptions to this, for example, where the auditor has a financial interest in the company and is therefore not independent. Voting would be on a case-by-case basis on shareholder proposals asking for rotation of an auditor firm. This would take into account the following factors:
è	the tenure of the audit firm;

è	the establishment and disclosure of a renewal process whereby the auditor is regularly evaluated for both audit quality and competitive price;

è	the length of the rotation period; and

è	significant audit-related issues.
Changes in Capital Structure
Changes in a company’s charter, articles of incorporation or by-laws are often technical and administrative in nature. Martin Currie will generally cast its votes in accordance with the company’s management on such proposals but this will be considered on a case-by-case basis.
Corporate Restructurings, Mergers and Acquisitions
Martin Currie will vote reorganizations / restructurings on a case-by-case basis, taking account of such features as the fairness opinion, pricing, strategic rationale, and the negotiating process.
Corporate Governance
Martin Currie recognizes the importance of good corporate governance in ensuring that management and the board of directors fulfil their obligations to the shareholders. We generally favour proposals promoting transparency and accountability within a company.
Responsible Investment
Martin Currie recognizes the importance of supporting sound and responsible policies in relation to social, political and environmental issues. However, in the interests of shareholders, we reserve the right to vote against proposals that are unduly burdensome or result in unnecessary and excessive costs to the company. We may vote against or abstain from voting on social proposals that do not have a readily determinable financial impact on shareholder value. Our policy on Responsible Investment sets out more detail on our approach to these issues.
Executive Compensation
Directors’ remuneration should be a fair reflection of individual and corporate success. In considering whether an individual remuneration package is fair, we consider the nature of the job, including its size and complexity, its comparability with similar jobs, the skills required and the performance of the jobholder. We are cautious about the use of survey comparisons, which can lead to increased pay without improved performance. We strongly support deferred remuneration schemes for directors and employees that align their interests with those of shareholders. Where schemes have performance hurdles we believe that these should be relevant, realistic and challenging.
PROXY VOTING PROCEDURES
ISS is responsible for voting on behalf of the Firm according to the ISS/NAPF guidelines. Investment managers are responsible for ensuring that, where they wish to vote contrary to these guidelines, they inform the Middle Office team. The Middle Office team will inform ISS of how we wish to vote in each specific instance. Middle Office is responsible for ensuring that full and adequate records of proxy voting are retained, including the investment manager’s rationale for voting contrary to the guidelines.
The Middle office team is responsible for undertaking the due diligence for selecting and maintaining ISS as its preferred third party service provider.
Review of Proxy Voting Procedures
The Chief Compliance Officer will ensure that an annual review of this policy is carried out. The Risk & Compliance team, overseen by the Chief Compliance Officer, also consider specific proxy voting matters as and when deemed necessary.

Conflicts of Interest
Martin Currie recognizes that there is a potential conflict of interest when we vote for a proxy solicited by a company with which we have any material business or personal relationship. In this context, the Portfolio Manager has a duty to disclose to Risk & Compliance any potential actual or apparent material conflict of interest known relating to a proxy vote. Generally, conflict is unlikely to arise if the vote is in accordance with the ISS/NAPF guidelines. However, if an investment manager wishes to vote contrary to the guidelines in relation to a company with which we have any material business or personal relationship, the matter must be referred to the Risk & Compliance team for independent consideration.
We would consider a potential material conflict of interest to exist where Martin Currie (or relevant staff) has a material personal or business relationship with the proponent, issuer or other relevant participants (e.g. directors) in the proxy proposal.
In the event of a potential material conflict of interest, the Firm will (i) vote such proxy according to the specific recommendation of ISS; (ii) abstain; or (iii) request that the Client votes such proxy. All such instances shall be formally approved by the Risk & Compliance team, taking into consideration the ? what action is appropriate in the specific circumstances and in the interest of the Client(s).
Material conflict of interest includes, for example, the Portfolio Manager is aware of a material business relationship between the issuer and a Martin Currie affiliate.
The Middle Office team, as part of its annual due diligence, review the processes and controls adopted by ISS to manage potential material conflicts of interest it may face when performing the responsibilities delegated to it by the Client.
‘Share Blocking’
Proxy voting in certain countries requires ‘share blocking’. That is, shareholders wishing to vote their proxies must deposit their shares shortly before the date of the meeting (usually one-week) with a designated depositary. During this blocking period, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the shareholders’ custodian banks. Martin Currie has determined that the value of exercising the vote does not usually outweigh the detriment of not being able to transact in the shares during this period. Accordingly, if share blocking is required we are likely to abstain from voting those shares.
China
Votes on shares in Chinese markets are subject to a different process to that outlined above. Portfolio managers are responsible for communicating their voting intentions to our Middle Office team. However, the increased use of P-Note access products means that the level of direct equity ownership (carrying voting rights) is minimal. There are also jurisdictional reasons that reduces the number of China A shares on which we vote; for example, voting can frequently only happen “in person” and it is not always practical to travel to the region of residence of the company. Any Chinese investment with a listing outside of China is subject to our standard proxy voting procedure through ISS.
Stock Lending
Where securities are on loan and we judge a vote to be material, we may recall that stock where we have been informed of the loan and have the discretion and are able to make a recall in order to cast a proxy vote. In circumstances where it is not possible or practical to assess the materiality or where it is not possible to recall the security (e.g. where the events subject to voting are not communicated by the company in sufficient time) no votes will be cast.
Martin Currie may utilize third party service providers to assist it in identifying and evaluating whether an event is material, and to assist it in recalling loaned securities for proxy voting purposes.
Proxy Voting Records
Clients may obtain information on how the Martin Currie voted with respect to their proxies by contacting our Client Services team at Martin Currie, Inc., Saltire Court, 20 Castle Terrace, Edinburgh, Scotland, EH1 2ES, tel. 011-44-131-229-5252, fax 011-44-131-222-2527, email Clientservices@martincurrie.com. Voting records are also available on our website at www.martincurrie.com/aboutus/stewardship
A summary of the proxy voting procedure is contained in our Form ADV Part 2, which is made available to all Clients at least annually.
Martin Currie has a specific recordkeeping policy which describes in greater detail the recordkeeping process as it applies to proxy voting.

Martin Currie is a signatory to the UK Stewardship Code (“the Code”). The Code aims to enhance the quality of engagement between institutional investors and companies to help improve long-term returns to shareholders and the efficient exercise of governance responsibilities by setting out good practice on engagement with investee companies. In accordance with the provisions of the Code and our Corporate Governance policy, cumulative proxy voting records are published quarterly on our website. This disclosure does not contain voting records for individual clients. Specific voting records for each client are available to those clients at any time upon request.
Amended: May 2008
Amended: July 2009
Amended: June 2010
Amended: November 2010
Reviewed: July 2011

4